Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04012916

22 January 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Re: **<u>Notice of Ceasing to be a Substantial Shareholder</u>**

Cue Energy Resources Limited decreased its relevant interests in Bambuu Limited on 21/01/2004, from 5,311,409 ordinary shares (6.02%) to 4,048,378 ordinary shares (4.7%).

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

dlw
2/19

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Bambuu Ltd

ACN/ARSN: 009 815 472

1. Details of substantial holder(1)

Name: Cue Energy Resources Limited

ACN/ARSN (if applicable): 066 383 971

The holder ceased to be a substantial holder on: 21/01/04

The previous notice was given to the company on: 17/10/00

The previous notice was dated: 17/10/00

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
20/01/04	Cue Energy Resources Limited	on market sale	as attached per Schedule 1	1,263,031 ordinary shares	Cue Energy Resources Ltd

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Cue Energy Resources Limited	Level 25, 500 Collins Street, Melbourne 3000

Signature

print name: Andrew M Knox   capacity: Public Officer

sign here [signature]   date: 21/01/04

SCHEDULE 1

CONSIDERATION

SHARES SOLD	PRICE RECEIVED (AUD)
200,000	0.068
154,451	0.067
250,000	0.067
30,000	0.069
65,549	0.068
136,336	0.069
121,117	0.069
261,578	0.069
44,000	0.068